Vincent J. McGill	Direct Dial: (212) 561-3604
Partner	Email: VMcGill@EVW.com

May 3, 2012

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re: Target Acquisitions I, Inc.
Form 8-K/A
Filed March 13, 2012
File: 000-53328

Dear Mr. Reynolds:

On behalf of our client, Target Acquisitions I, Inc., a Delaware corporation (the “Company”), I am submitting this letter in response to the Staff’s letter of comment dated March 30, 2012 on the Company’s Current Report on Form 8-K/A (Amendment No.3) filed on March 13, 2012 with respect to the acquisition of China Real Fortune Mining Limited.

Our responses below have been numbered to correspond to the Staff’s comments.  We will file an amendment to the Form 8-K/A which responds to the Staff’s comments (“Amendment No.4”), together with a letter from the Company acknowledging responsibility for its filings under the Securities Exchange Act, after the Staff has had an opportunity to review this letter and respond.

Form 8-K/A Filed March 13, 2012

General

1. We note your response to comment 1 in our letter dated January 25, 2012. It appears the 2011 numbers disclosed on page 13 of your amended disclosure for your tons of ore processed and tons of concentrate produced are different than the numbers listed in the “Our Products” and the “Status of Production” sections of your disclosure. Please tell us which numbers reflect your actual production and modify your disclosure accordingly.

Response:

The disclosures as to the number of tons of ore processed and tons of concentrate produced were revised in the Company’s Annual Report to Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Form 10-K”) to eliminate the inconsistencies in the Company’s Current Report on Form 8-K/A (Amendment No. 3).  The disclosures as to the number of tons of ore processed and tons of concentrate produced in the 2011 Form 10-K also will be included in Amendment No.4.

Description of Business, page 3

Business Overview, page 3

2. We note your response to comment 4 in our letter dated January 25, 2012 and the disclosure included in the “Certain Relationships and Related Transactions…” section. We are unable to locate disclosure in this section or in the related transactions section regarding payments to shareholders for their shares. Please provide clear disclosure of such transactions both in this section and in the related transactions section. As previously requested, please clearly disclose any consideration, direct or indirect, received by these shareholders for giving up control of China Jinxin. If none, please explain the reason(s) the shareholders agreed to give up control. In addition, please disclose the balance of your response from your letter.

Response:

The Company will include the disclosures and information referred to in this comment in Amendment No. 4.

Our Industry, page 7

Introduction to iron ore, page 7

3. We note your response to comment 5 in our letter dated January 25, 2012 and we reissue the comment in part. Please clearly and specifically disclose the source(s) of information throughout the Form 8-K, including any graphs or charts. For example, the citation to “World Steel Association” on page 8 and “NBSC” on page 9 would not help an investor locate the information outside of your document. In addition, please disclose website addresses or citations to the publications for all third-party information. The two website addresses cited on page 2 both link to the same excerpt from the Newton Resources Ltd. prospectus. Please provide us supplementally with copies of the other source materials.

Response:

We obtained the Graph on Page 8 from the “Industry Overview” section of the prospectus of China Vanadium Titano-Magnetite Mining Company Limited, a mining company listed on Hong Kong Stock Exchange, below are two links to its prospectus:
http://chinavtmmining.com/html/ir_prospectus.php
http://www.hkexnews.hk/listedco/listconews/sehk/2009/0924/LTN20090924019.HTM

All Graphs on Page 9-13, 17 and tables on Page 19-20 were obtained from the “Industry Overview” section of the prospectus of Newton Resources Limited, a mining company listed on Hong Kong Stock Exchange, below is the link to its prospectus:
http://www.newton-resources.com/html/ir_prospectus.php
http://www.hkexnews.hk/listedco/listconews/sehk/2011/0621/LTN20110621027.HTM
In the two prospectuses mentioned above, it only discloses that the industry information was provided by Hatch(http://www.hatch.ca/), a consulting company in mining industry. We do not have any further detail source information.

To eliminate any concerns as to the sources of the industry-related information presented in the prior Form 8-K filings, the Company proposes to eliminate the industry-related disclosure in Amendment No. 4, as it in its 2011 Form 10-K.

Certain Relationships and Related Transactions, page 59

4. We reissue comment 14 in our letter dated January 25, 2012. We note your response to comment 43 of our letter dated November 2, 2011 that “None of the shareholders have any interest in the transaction other than that each of them was to be issued shares in Real Fortune BVI, certain of them may be entitled to salary or other compensation for services rendered and certain of them have made loans or advances to China Jinxin as disclosed under this heading. As noted above, certain shareholders have determined to sell all or portions of their shares in Real Fortune BVI to third parties.” As previously requested, please disclose the response in this section and provide clear disclosure of the specific interests in these transactions, such as shares received, salaries, other compensation, etc.

Response:

The Company will include the disclosures and information referred to in this comment in Amendment No. 4.

Financial Statements as of and for the Years Ended December 31, 2010 and 2009

Note 9 – Asset Retirement Cost and Obligation, page F-13

5. We note your response to our prior comment 16. We also note that since you have not yet obtained the right to mine and do not have reserves, you have not yet capitalized mine development costs as a mine development asset. Given the absence of a mine development asset, please tell us how you have concluded the capitalization of your asset retirement obligation cost is within the scope of FASB ASC 410-20-15-2. Please analyze the relevant accounting literature in your response. 6. We note from your response to our prior comment 16, you have determined it is probable a remediation obligation has been incurred as a result of your activities to date. Please tell us your basis for your conclusion. In your response, please address any statute, regulation or legal precedent regarding your activities to date in support of your conclusion.

Response:

In considering how to respond to this comment the Registrant determined that because it had not yet acquired mining rights, it should not have capitalized as an asset the anticipated cost of restoring the mine which it is currently exploiting.  Because the Registrant should not have capitalized the anticipated mine restoration expense, it should not have accrued the anticipated corresponding liability.  Instead it should have expensed the related mine restoration costs associated with the area it mined in the period in which such area was mined.

In reviewing the impact of these changes on its financial statements as of and for the years ended December 31, 2010 and 2011, the Registrant has determined that the difference in expense between capitalizing asset retirement cost and accrual of current mine restoration cost as set forth above is not material, as illustrated in the table below:

For 2011
(USD)	Originally reported	If restated	Difference	% of change

Year ended 12/31/2011
Net income	2,250,648	2,334,542	83,894	3.73
Net earnings per share	0.28	0.29	0.01	3.73

Cash provided by operations	2,899,300	2,899,300	-	-
Cash used in investing	(191,799)	(191,799)	-	-
Cash provided by financing	(2,812,813)	(2,812,813)	-	-

As of 12/31/2011
Current assets	868,243	868,243	-	-
Current liabilities	1,288,012	1,252,863	(35,149)	-2.73

Net noncurrent assets and liabilities	10,239,904	10,380,499	140,595	1.37
Noncurrent assets	11,978,849	10,393,490	(1,585,359)
Noncurrent liabilities	1,738,945	12,991	(1,725,954)
--- Accrued expenses for environmental restoration	-	12,991	12,991

Total stockholders’ equity (changes in net assets)	9,820,135	9,995,880	175,745	1.79
Total assets	12,847,092	11,261,734	(1,585,358)
Total liabilities	3,026,957	1,265,854	(1,761,103)

For 2010
(USD)	Originally reported	If restated	Difference	% of change

Year ended 12/31/2010
Net income	3,202,029	3,285,563	83,534	2.61
Net earnings per share	0.40	0.41	0.01	2.61

Cash provided by operations	(659,687)	(659,687)	-	-
Cash used in investing	(35,716)	(35,716)	-	-
Cash provided by financing	883,374	883,374	-	-

As of 12/31/2010
Current assets	449,278	449,278	-	-
Current liabilities	6,948,642	6,931,565	(17,077)	-0.25

Net noncurrent assets and liabilities	9,111,269	9,179,576	68,307	0.75
Noncurrent assets	12,219,728	10,696,949	(1,522,779)
Noncurrent liabilities	3,108,459	1,517,373	(1,591,086)
--- Accrued expenses for environmental restoration	-	7,414	7,414

Total stockholders’ equity (changes in net assets)	2,611,905	2,697,289	85,384	3.27
Total assets	12,669,006	11,146,227	(1,522,779)
Total liabilities	10,057,101	8,448,938	(1,608,163)

In the originally reported financial statements, the Company recognized a liability for asset retirement obligation and a corresponding amount (asset retirement cost) was capitalized as part of the carrying amount of the related long-lived asset. Consequently, if the Company determines to not record the asset retirement cost as an asset and capitalize it under FASB ASC 410-20-15-2 as explained above, the balances for both noncurrent assets and liabilities will be reduced simultaneously.  Further, the resulting net noncurrent assets and liabilities at December 31, 2011 and 2010 will be within 2% change of the amounts originally reported at December 31, 2011 and 2010.

The Company has considered SABs 99 and SAB 108 in determining whether the unadjusted differences are material to its 2011 and 2010 financial statements.  In accordance with SAB 108, the Company evaluated the effect of the prior year unadjusted differences on the current year’s financial statements.  From a quantitative standpoint, the unadjusted differences in the current year and the impact of prior years’ unadjusted differences on the current year are clearly immaterial to the 2011 and 2010 financial statements.

In addition the Company has also evaluated the qualitative aspects of the error (as described in SAB 99).  The following qualitative factors were considered:

•	The errors would not change the earnings trends and are clearly immaterial.

•	The balance sheet and profit and loss statements effects are clearly immaterial.

•	No effect on the company's cash flow.

•
The misstatement would probably not affect the decision of readers and users of the financial statements based on a rule of thumb which suggests that the misstatement or omission of an item that falls under a 5% threshold is not material in the absence of particularly egregious circumstances. The changes to net income and EPS, if made, would be to increase net income by $83,894 (3.7%) and $83,534 (2.6%); and EPS by $0.01 and $0.01 for 2011 and 2010, respectively.  The change to net noncurrent assets was 1% for both 2011 and 2010.  The change to net assets was 1.8% and 3.2% for 2011 and 2010, respectively.

•	The misstatement did not hide a failure to meet analysts' consensus expectations for the enterprise.

•	The misstatement did not affect the registrant's compliance with regulatory requirements including the environmental protection requirement.

•	The misstatement had no effect of increasing management's compensation for the purpose of satisfying requirements for the award of bonuses or other forms of incentive compensation.

•	The misstatement involved no concealment of an unlawful transaction.

Conclusion

Target Acquisitions I, Inc. does not believe any of the above considerations from SAB 99 or SAB 108 would indicate these errors are material (quantitatively or qualitatively).  Based on these facts and circumstances, the Company does not believe restatement to the 2011 and 2010 financial statements would be required.

6. We note from your response to our prior comment 16, you have determined it is probable a remediation obligation has been incurred as a result of your activities to date. Please tell us your basis for your conclusion. In your response, please address any statute, regulation or legal precedent regarding your activities to date in support of your conclusion.

Response: The Company has dug the ground, extracted ore and eventually will restore the ground to its original condition as required by local mining regulations, regardless of whether it has a mining right or not. The Company is currently generating revenue by extracting and refining the ore, therefore, the matching principle suggests it records the cost of producing revenue and the obligations arising there from. The Company’s accounting for the obligation is based on substance rather than form. The Company believes it will be obligated to restore the land as per local mining regulations. The only way to record such an obligation is to debit an asset at the present value of the future cash flows resulting from this obligation. Accordingly, the Company followed FAS 143 (ASC-410-20-15)

Note 15 – Commitments and Contingencies, page F-15

7. In light of your response to our prior comment number seven, please expand your contingency disclosure to include the additional information added to your risk factor. In particular, please disclose the possible fines and penalties that may be imposed under the Mineral Resource Law, as discussed in your risk factor. Refer to FASB ASC 450-20-50- 4. Please also confirm you will include similar financial statement disclosure in future periodic filings as applicable.

Response: We’ll include the similar contingency disclosure in future periodic filings as follows:

All mineral resources in China are owned by the state.  Thus, the Company’s ability to obtain iron ore is dependent upon the ability to obtain mineral rights from the relevant state authorities or purchase ore from another party that has obtained mining rights from the state.  It is generally not feasible to transport iron ore any significant distance before processing.  The Company has yet to obtain long term rights to any iron mine and there is no assurance the Company will be able to do so. Although the Company has extracted iron ore from the Zhuolu Mine on which the Company’s production facilities are located, the Company does not have the right to do so and can be subjected to various fines and penalties. Pursuant to the Mineral Resources Law of PRC, promulgated on March 19, 1986, effective on October 1, 1986 and amended on August 29, 1996, and the related implementation rules promulgated on March 26, 1994 (collectively, the “Mineral Resources Law”), any entity which mines without a mining permit shall be ordered to cease mining and compensate for the losses caused; any mineral products and unlawful proceeds it realized shall be confiscated; and it also should receive fines of up to 50% of its unlawful proceeds. If we were sanctioned in accordance with these rules, all of our net income from mining activities could be confiscated, and we could be subject to fines of up to 50% of the total net income.  The Company is not able to determine the amount of fines and penalties at currently; however, the Company believes the fine and penalty is negotiable with the authority. If the Company is not able to obtain mining rights to the Zhuolu Mine in the future, the Company will have to cease mining operations at the Zhuolu Mine and the Company will seek to acquire iron ore from third parties.  The failure to obtain iron ore reserves for processing at all or on reasonably acceptable terms would have a material adverse impact on our business and financial results. So far, the Company has not received any penalty notice from any relevant authorities.

The Company does not have long-term permits and licenses necessary to operate the production facilities and, to date, have been operating pursuant to temporary licenses with the consent of the local governmental authorities. The Company’s most recent license to operate the facilities expires December 29, 2012.  The Company cannot guarantee it will be able to obtain, retain and renew the approvals, permits and licenses required to operate the production facilities or that the Company will be able to successfully obtain, retain or renew future approvals, permits and licenses in a timely manner, or that such approvals, permits and licenses will not be revoked by the relevant authorities or contain limitations that will adversely impact the Company’s ability to fully utilize our facilities. Moreover, the authorities may impose different or additional conditions on our approvals, permits and licenses that may be burdensome and costly to fulfill. The Company has been operating under temporary manufacturing licenses for metallurgical mineral production, which enables us to process iron ore, the license has been granted on an annual basis, the last of which expires on December 29, 2012.  Initially, the Company extracted iron ore from displaced during the construction of the production facilities.  Currently, the Company is also mining and processing ore from the Zhuolu Mine without any permit to do so.  Furthermore, the Company has extracting ore in excess of that displaced during the construction of our facilities since August 2010.  Pursuant to the Mineral Resources Law, any entity which mines without a mining permit shall be ordered to cease mining and compensate for the losses caused; any mineral products and unlawful proceeds it realized shall be confiscated; and it also should receive fines of up to 50% of its unlawful proceeds. If the Company were sanctioned in accordance with these rules, all of the net income from the mining activities will be confiscated, and the Company will be subject to fines of up to 50% of the total net income. So far, the Company has not received any penalty notice from any relevant authorities.

The Zhuolu county government engaged the Hebei Province Institute of Geological Survey (“the Institute”), an independent state-owned authorized geological survey entity, to carry out a geological survey on the Zhuolu Mine. The Institute obtained survey approval from the State Department of Land and Resources of Hebei Province and conducted the survey. In May 2011, the Institute issued its Geological Evaluation Report (“the Report”) and submitted the Report to Department of Land and Resources of Hebei.  The Zhuolu county government has applied to the State Department of Land and Resources of Hebei for a grant of mining permit for the Zhuolu Mine (“Mining Rights”) and expects to receive the rights within one year. Once the Mining Rights are granted by the Province, the Zhuolu county government will assign the Mining Rights to outside mining and exploration companies through public bidding.

In its effort to accelerate the process whereby China Jinxin might obtain a mining permit, China Jinxin entered an agreement dated April 11, 2011, with the Zhuolu county government regarding the geological survey of the Zhuolu Mine. Pursuant to this agreement, China Jinxin prepaid all the fees related to the geological survey for the Zhuolu county government, RMB1.98 million (approximately $300,000).   The Zhuolu county government agreed that if China Jinxin obtains the Mining Rights through future public bidding, the amount paid for the survey by China Jinxin will be credited against the total price of the Mining Rights and if China Jinxin does not obtain the Mining Rights, the Zhuolu county government will reimburse the geological survey fees to China Jinxin.  However, there is no guarantee that China Jinxin will successfully obtain the Mining Rights through future public bidding.

Please direct any comments you may have to me at the number set forth above, or in my absence to Mark Orenstein at 212 561-3638, or by fax at 212 779-9928.

Very truly yours,

/s/ Vincent J. McGill
Vincent J. McGill

cc: James Giugliano
      Brian K. Bhandari
      Ronald Alper
      Pamela Howell